UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Synplicity, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

87160Y 10 8

(CUSIP Number)

Brian Cabrera
Vice President, General Counsel
and Corporate Secretary	Mark Leahy
Synopsys, Inc.	Fenwick & West LLP
700 East Middlefield Rd.	801 California Street
Mountain View, CA 94043	Mountain View, CA 94041
(650) 584-5000	(650) 988-8500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 20, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87160Y 10 8

1.	Names of Reporting Persons Synopsys, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
Not applicable.

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 12,466,951 shares of common stock(1)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,466,951 shares of common stock(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (See Item 6)

13.	Percent of Class Represented by Amount in Row (11) 44.5% of common stock(2)

14.	Type of Reporting Person (See Instructions) CO

(1) Represents 10,936,634 shares of Synplicity, Inc. (“Synplicity”) common stock outstanding as of March 20, 2008 and 1,530,317 shares of Synplicity common stock issuable upon exercise of outstanding options within 60 days of March 20, 2008 held by the shareholders of Synplicity identified on Schedule B (the “Shareholders”), each of whom entered into a Voting Agreement and Irrevocable Proxy dated March 20, 2008 with Synopsys, Inc. (“Synopsys”) obligating the Shareholders to vote his, her or its shares in favor of approval of a merger agreement and related matters, and with respect to which the Shareholders granted Synopsys an irrevocable proxy to vote in favor of such matters on his, her or its behalf. Except to this extent, Synopsys expressly disclaims beneficial ownership of any of the shares of Synplicity’s common stock subject to the Voting Agreement and Irrevocable Proxy.

(2) Based on 26,471,528 shares of Synplicity common stock outstanding as of March 20, 2008, as represented by Synplicity in the Merger Agreement, plus shares issuable upon exercise of stock options identified in note 1.

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is the common stock, no par value, of Synplicity, Inc., a California corporation (“Synplicity”).  The principal executive offices of Synplicity are located at 600 West California Avenue, Sunnyvale, California 94086.

Item 2.	Identity and Background.

(a)           The name of the corporation filing this statement is Synopsys, Inc., a Delaware corporation (“Synopsys”).

(b)           The address of Synopsys’ principal office is 700 East Middlefield Road, Mountain View, California 94043.

(c)           Synopsys provides electronic design automation software that enables its customers to design complex integrated circuits and systems-on-chips in the global semiconductor and electronics industries.

(d)           Neither Synopsys nor, to Synopsys’ knowledge, any person named on Schedule A attached hereto during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           Neither Synopsys nor, to Synopsys’ knowledge, any person named on Schedule A attached hereto during the last five years was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)            To Synopsys’ knowledge, each of the individuals identified on Schedule A attached hereto is a citizen of the United States, except as otherwise indicated on Schedule A.

Set forth on Schedule A is the name, principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Synopsys as of the date hereof.

Item 3.	Source and Amount of Funds or Other Consideration.

Synplicity entered into an Agreement and Plan of Merger, dated as of March 20, 2008 (the “Merger Agreement”), with Synopsys and St. Andrews Acquisition Corp., a California corporation and a wholly-owned subsidiary of Synopsys (“Acquisition Sub”), which, subject to the terms and conditions set forth in the Merger Agreement, provides for the acquisition of Synplicity by Synopsys by means of a merger (the “Merger”) of Acquisition Sub with and into Synplicity (the “Surviving Corporation”).  Upon the consummation of the Merger, Synplicity will become a wholly-owned subsidiary of Synopsys.  As provided for in the Merger Agreement and in consideration thereof, the shareholders of Synplicity, all of whom are currently directors and/or officers of Synplicity, identified on Schedule B (collectively, the “Shareholders”), each entered into a separate Voting Agreement and Irrevocable Proxy with Synopsys, dated March 20, 2008 (the “Voting Agreements”), as more fully described in Item 4 hereto.  Synopsys did not pay additional consideration to the Shareholders in exchange for the Voting Agreements.

Descriptions of the Merger, the Merger Agreement and the Voting Agreements throughout this Schedule 13D are qualified in their entirety by reference to the Merger Agreement included as

Exhibit 2.1 to this Schedule 13D and the Voting Agreements included as Exhibit 2.2 and Exhibit 2.3 to this Schedule 13D, respectively.  These agreements are incorporated into this Schedule 13D where such descriptions appear.

Item 4.	Purpose of Transaction.

(a) – (b)  As described in Item 3 above, this Schedule 13D relates to the Merger.  As provided for in the Merger Agreement and to induce Synopsys to enter into the Merger Agreement, the Shareholders entered into the Voting Agreements. The purpose of the Voting Agreements is to facilitate the consummation of the Merger.

The Merger Agreement provides that, at the “Effective Time” of the Merger, as defined in the Merger Agreement, each issued and outstanding share of Synplicity common stock will be converted into the right to receive $8.00 in cash, without interest (the “Price Per Share”).  In connection with the Merger, Synopsys will convert all issued and outstanding options to purchase Synplicity common stock granted pursuant to the Synplicity 2000 Stock Option Plan, and pursuant to the Synplicity 1995 Stock Option Plan to the extent that such options have an exercise price equal to the Price Per Share, into equivalent Synopsys stock options.  Synopsys also agreed to cash out all other issued and outstanding in-the-money options to purchase Synplicity common stock.

By executing the Voting Agreements, each Shareholder (i) agreed to vote all of the shares of Synplicity common stock beneficially owned by such Shareholder as of March 20, 2008 and all subsequently acquired shares of Synplicity common stock in favor of approval of the principal terms of the Merger and any matter that is reasonably necessary to facilitate the Merger and against any “Acquisition Proposal” (including any “Superior Offer”) (as such terms are defined in the Merger Agreement) and any other action that would reasonably be expected to frustrate, delay, postpone, prevent or adversely affect the Merger and (ii) granted Synopsys an irrevocable proxy granting Synopsys the right to vote such shares in favor of approval of the principal terms of the Merger and any matter that is reasonably necessary to facilitate the Merger and against any Acquisition Proposal (including any Superior Offer) and any other action that would reasonably be expected to frustrate, delay, postpone, prevent or adversely affect the Merger.  The Voting Agreements shall terminate upon the earliest of (A) the effective time of the Merger, (B) the time the Merger Agreement is terminated pursuant to its terms, (C) the written agreement among the parties to terminate the Voting Agreements or (D) the date of (i) any change or amendment to the material terms of the Merger Agreement which may adversely effect the shareholders interest with respect to its share subject to the Voting Agreements or (ii) any change or amendment to the Merger Agreement that results in a decrease in the Price Per Share or that results in a change in the form of consideration to be paid by Synopsys in the Merger.

(c)           Not applicable.

(d)           The Merger Agreement provides that, at the Effective Time of the Merger, the directors and officers of Acquisition Sub, as constituted immediately prior to the Effective Time, shall be the directors and officers of Synplicity, as the Surviving Corporation, to serve until their respective successors are duly elected or appointed and qualified.

(e)           Other than as a result of the Merger, not applicable.

(f)            Not applicable.

(g)           The Merger Agreement provides that, at the Effective Time of the Merger, Articles of Incorporation and Bylaws of Acquisition Sub, as in effect immediately prior to the Effective Time of the Merger, shall be the Articles of Incorporation and Bylaws of Synplicity, as the

Surviving Corporation, until thereafter amended; provided that Article I of the Articles of Incorporation of the Surviving Corporation shall be amended as of the Effective Time of the Merger to read: “The name of the corporation is Synplicity, Inc.”

(h) – (i)   Upon the consummation of the Merger, Synplicity common stock will cease to be quoted on The NASDAQ Stock Market Inc.’s Global Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

(j)            Not applicable.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)  As a result of the Voting Agreements, Synopsys may be deemed to be the beneficial owner of 12,466,951 shares of Synplicity common stock (comprising 10,936,634 outstanding shares of Synplicity common stock outstanding as of March 20, 2008, and 1,530,317 shares of Synplicity common stock issuable upon exercise of outstanding options within 60 days of March 20, 2008 that are held by the Shareholders subject to the Voting Agreements). This number of shares represents approximately 44.5% of the issued and outstanding shares of Synplicity common stock, based on the number of shares outstanding as of March 20, 2008 (as represented by Synplicity in the Merger Agreement) plus shares issuable upon exercise of these stock options. However, Synopsys does not control the voting of such shares with respect to other matters, and does not possess any other rights as a Synplicity shareholder with respect to such shares.  Except to the extent of its rights under the Voting Agreements, Synopsys disclaims any beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by Synopsys as to the beneficial ownership of such shares.

To Synopsys’ knowledge, no shares of Synplicity common stock are beneficially owned by any of the persons listed on Schedule A to this Schedule.

(c)           To Synopsys’ knowledge, no transactions in Synplicity common stock have been effected during the past sixty (60) days by any person named pursuant to Item 2.

(d)           To Synopsys’ knowledge, no person other than the Shareholders identified on Schedule B has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The terms of the Merger Agreement and the Voting Agreements are described under Items 3 and 4(a)-(b) above.  The descriptions of the Merger Agreement and the Voting Agreement included in this Schedule are qualified by reference to the text of such documents, which are filed as exhibits to this Schedule.

The Voting Agreements also apply to any shares of Synplicity common stock acquired by the Shareholders after the date of the Voting Agreements, including by means of exercise of stock options, warrants or restricted stock units.  The number of shares that Synopsys may be deemed to beneficially own as of the date of filing of this Schedule 13D, as reported herein, does not include the shares issuable upon the exercise of stock options, warrants or restricted stock units held by the Shareholders, and Synopsys disclaims beneficial ownership of all such shares.

Item 7.	Materials to be Filed as Exhibits.
The following documents are incorporated by reference as exhibits:

Exhibit No.	Title
2.1

Agreement and Plan of Merger, dated March 20, 2008, by and among Synopsys, Inc., St. Andrews Acquisition Corp. and Synplicity, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K (File No. 000-31545) filed by Synplicity, Inc. on March 21, 2008).

2.2	Form of Voting Agreement and Irrevocable Proxy, dated March 20, 2008, by and between Synopsys, Inc. and each of Kenneth S. McElvain and Alisa Yaffa.

2.3

Form of Voting Agreement and Irrevocable Proxy, dated March 20, 2008, by and between Synopsys, Inc. and each of Andrew Dauman, Prabhu Goel, Andrew Haines, John Hanlon, James Lovas, Gary Meyers, Dennis Segers, C. Thomas Weatherford and Paul Weiskopf.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2008	SYNOPSYS, INC.

	By:	/s/ Brian E. Cabrera
Brian E. Cabrera
Vice President, General Counsel and Corporate Secretary

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Schedule A

Directors and Executive Officers of Synopsys, Inc.

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Synopsys, Inc.  Except as indicated below, the business address of each person is c/o Synopsys, Inc., 700 East Middlefield Road, Mountain View, California 94043.

BOARD OF DIRECTORS

Dr. Aart J. de Geus Chairman and Chief Executive Officer, Synopsys, Inc. (Citizen of the Netherlands)	Dr. John Schwarz Chief Executive Officer, Business Objects S.A., an independent business unit within the SAP Group 3030 Orchard Parkway San Jose, California 95134 (Citizen of Canada)

Alfred Castino Senior Vice President and Chief Financial Office, Autodesk, Inc. 111 McInnis Parkway San Rafael, California 94903	Dr. Sasson Somekh Chairman of Technical Advisory Board, Novellus Systems, Inc. 4000 North First Street San Jose, California 95134

Dr. Chi-Foon Chan President and Chief Operating Officer, Synopsys, Inc.	Roy Vallee Chief Executive Officer and Chairman, Avnet, Inc. 8700 South Price Road Tempe, Arizona 85284

Bruce R. Chizen Strategic Advisor, Adobe Systems Incorporated 345 Park Avenue San Jose, California 95110	Steven C. Walske Managing Director, Myriad Investments, LLC

Deborah A. Coleman General Partner, SmartForest Ventures 2319 SW Washington Street, Suite 720 Portland, Oregon 97204

EXECUTIVE OFFICERS

Name	Title

Dr. Aart J. de Geus (Citizen of the Netherlands)	Chairman of the Board and Chief Executive Officer

Dr. Chi-Foon Chan	President and Chief Operating Officer

Brian M. Beattie (Citizen of Canada)	Chief Financial Officer

John Chilton	Senior Vice President, Marketing and Strategic Development

Janet S. Collinson	Senior Vice President, Human Resources and Facilities

Dr. Antun Domic	Senior Vice President and General Manager, Implementation Group

Manoj Gandhi	Senior Vice President and General Manager, Verification Group

Deirdre Hanford	Senior Vice President, Global Technical Services

Dr. Paul Lo	Senior Vice President and General Manager, Analog/Mixed Signal Group

Joseph W. Logan	Senior Vice President of Worldwide Sales

Brian E. Cabrera	Vice President, General Counsel and Corporate Secretary

Joachim Kunkel (Citizen of Germany)	Vice President and General Manager, Solutions Group

Schedule B

Parties to Voting Agreements with Synopsys, Inc.

The following table sets forth the name and principal occupation or employment of each shareholder of Synplicity that has entered into a Voting Agreement with Synopsys in connection with the Merger Agreement, and the aggregate number of shares of Synopsys common stock held by each such person as of March 20, 2008.* The business address of each person set forth on this Schedule B is: c/o Synplicity, Inc., 600 West California Avenue, Sunnyvale, California 94086.

Name and Principal Business Occupation	Shares Beneficially Owned and Outstanding as of March 20, 2008		Exercisable Options to Purchase Shares within 60 Days of March 20, 2008	Total Beneficial Ownership of Shares as of March 20, 2008

Kenneth S. McElvain Director, Co-Founder, Chief Technical Officer and Vice President, Synplicity	9,594,714	(1)	—	9,594,714	(1)

Alisa Yaffa Chairwoman of the Board, Co-Founder and Vice President, Intellectual Property, Synplicity	9,594,714	(1)	—	9,594,714	(1)

Andrew Dauman Senior Vice President, Worldwide Engineering, Synplicity	43,333		267,854	311,187

Andrew Haines Senior Vice President of Marketing, Synplicity	58,516	(2)	84,584	143,100

John J. Hanlon Senior Vice President and Chief Financial Officer	2,533		134,501	137,034

Prabhu Goel Private investor	1,187,538	(3)	64,584	1,252,122

James Lovas Vice President, Worldwide Sales	37,000		128,583	165,583

Gary Meyers Director, President and Chief Executive Officer, Synplicity	13,000		701,043	714,043

Dennis Segers Director, Chief Executive Officer and President, Matrix Semiconductor, Inc.	—		84,584	84,584

C. Thomas Weatherford Director, Saba Software, Inc., Advanced Analogic Technologies, Inc., Tesco Corporation and SMART Modular Technologies	—		64,584	64,584

Paul Weiskopf Vice President of Corporate Development, Adobe Systems Incorporated	—		—	—

Total	10,936,634		1,530,317	12,466,951

(footnotes appear on following page)

(1)

Mr. McElvain and Ms. Yaffa are married and their purported beneficial ownership includes 9,470,648 shares of common stock held as community property and 404,066 shares held by a family limited liability company of which Mr. McElvain and Ms. Yaffa are the managing members.

(2)	The beneficial ownership of Mr. Haines includes 58,516 shares purportedly held in Mr. Haine’s family trust of which Mr. Haines is a trustee.

(3)	The beneficial ownership of Dr. Goel includes 320,874 shares purportedly held in Dr. Goel’s family partnership and 866,664 shares held by Dr. Goel as custodian for his children.

*

As noted in Item 4(a)-(b) above, the Voting Agreements also apply to any shares of Synplicity common stock acquired by the parties to such agreements after March 20, 2008. As noted in each applicable column, the above table includes both the total shares of common stock held as of March 20, 2008 and the number of options exercisable within sixty (60) days of March 20, 2008.

EXHIBIT INDEX

Exhibit No.	Title
2.1

Agreement and Plan of Merger, dated March 20, 2008, by and among Synopsys, Inc., St. Andrews Acquisition Corp. and Synplicity, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K (File No. 000-31545) filed by Synplicity, Inc. on March 21, 2008).

2.2	Form of Voting Agreement and Irrevocable Proxy, dated March 20, 2008, by and between Synopsys, Inc. and each of Kenneth S. McElvain and Alisa Yaffa.

2.3

Form of Voting Agreement and Irrevocable Proxy, dated March 20, 2008, by and between Synopsys, Inc. and each of Andrew Dauman, Prabhu Goel, Andrew Haines, John Hanlon, James Lovas, Gary Meyers, Dennis Segers, C. Thomas Weatherford and Paul Weiskopf.